SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                              (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 2)*

                           SEABOARD CORPORATION

_______________________________________________________________________________

                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE

_______________________________________________________________________________

                      (Title of Class of Securities)

                                 811543107

_______________________________________________________________________________

                              (CUSIP Number)

                             Steven J. Bresky
                         c/o Seaboard Corporation
                     9000 West 67th Street, 3rd Floor
                       Shawnee Mission, Kansas 66202
                        Telephone:  (913) 676-8800
                        Facsimile:  (617) 676-8872

_______________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              With a copy to:

                           David S. Stone, Esq.
                       Neal, Gerber & Eisenberg LLP
                          2 North LaSalle Street
                          Chicago, Illinois 60602
                              (312) 269-8000

                               June 15, 2009
_______________________________________________________________________________


          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.      Name of Reporting Persons.

        Seaboard Flour LLC

2.      Check the Appropriate Box If a Member of a Group (See Instructions)

        (a)  [X]
        (b)  [_]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        [_]

6.      Citizenship or Place of Organization

        Delaware


NUMBER OF      7.   Sole Voting Power Shares Beneficially
SHARES              0
BENEFICIALLY
OWNED BY       8.   Shared Voting Power
EACH                465,825.69
REPORTING
PERSON         9.   Sole Dispositive Power
WITH                0

               10.  Shared Dispositive Power
                    465,825.69

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        465,825.69

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        [_]

13.     Percent of Class Represented by Amount in Row (11)
        39.8%*

14.     Type of Reporting Person (See Instructions)

        OO

* Based on 1,170,550 shares of Common Stock outstanding as of July 23, 2014 as reported by the Issuer on its Form 10-Q for the Quarterly Period ended
June 28,  2014  filed  with  the  Securities  and   Exchange   Commission   on
August 5, 2014.

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1.      Name of Reporting Persons.

        SFC Preferred LLC

2.      Check the Appropriate Box If a Member of a Group (See Instructions)

        (a)  [X]
        (b)  [_]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [_]

6.      Citizenship or Place of Organization

        USA

NUMBER OF      7.   Sole Voting Power
SHARES              0
BENEFICIALLY
OWNED BY       8.   Shared Voting Power
EACH                428,122.55
REPORTING
PERSON         9.   Sole Dispositive Power
WITH                0

               10.  Shared Dispositive Power
                    428,122.55

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        428,122.55

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        [_]

13.     Percent of Class Represented by Amount in Row (11)
        36.6%*

14.     Type of Reporting Person (See Instructions)

        OO

* Based on 1,170,550 shares of Common Stock outstanding as of July 23, 2014 as reported by the Issuer on its Form 10-Q for the Quarterly Period ended
June 28,  2014  filed   with   the   Securities  and  Exchange   Commission on
August 5, 2014.

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1.      Name of Reporting Persons.

        Steven J. Bresky

2.      Check the Appropriate Box If a Member of a Group (See Instructions)

        (a)  [X]
        (b)  [_]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [_]

6.      Citizenship or Place of Organization

        United States


NUMBER OF      7.   Sole Voting Power
SHARES              6,436
BENEFICIALLY
OWNED BY       8.   Shared Voting Power
EACH                893,948.24
REPORTING
PERSON         9.   Sole Dispositive Power
WITH                6,436

               10.  Shared Dispositive Power
                    893,948.24

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        900,384.24

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        [_]

13.     Percent of Class Represented by Amount in Row (11)
        76.9%*

14.     Type of Reporting Person (See Instructions)

        IN

* Based on 1,170,550 shares of Common Stock outstanding as of July 23, 2014 as reported by the Issuer on its Form 10-Q for the Quarterly Period ended June 28, 2014 filed with the Securities and Exchange Commission on August 5, 2014.

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Explanatory Note:  This Amendment No. 2 (this "Amendment") amends and restates in its entirety the Schedule 13D filed by certain of the Reporting Persons on November 2, 2006, as previously amended on February 29, 2008 (as so amended, the "Prior Schedule 13D"). This Amendment (i) adds SFC Preferred LLC as a Reporting Person based on a restructuring of Seaboard Flour LLC which was completed on June 15, 2009, as further described in Item 4 below;
(ii) in Item 5, adds disclosure of any changes of 1% or more in the percentage ownership of the Reporting Persons since the Prior
Schedule 13D; and (iii) adjusts the amount of Common Stock held by Steven J. Bresky to show only the shares of Common Stock for which he has voting and/or dispositive power.

Item 1.   Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Seaboard Corporation, a Delaware corporation (the "Company" or
"Issuer").

     The principal executive offices of the Company are located at 9000 West 67th Street, 3rd Floor, Shawnee Mission, Kansas
66202.

Item 2.   Identity and Background.

     This Statement is being filed jointly on behalf of Seaboard Flour LLC, a Delaware limited liability company ("Seaboard Flour"), SFC Preferred LLC, a Delaware limited liability company ("SFC") and Steven J. Bresky, the sole manager of each of Seaboard Flour and SFC (Steven J. Bresky, together with Seaboard Flour and SFC, the "Reporting Persons"). Seaboard Flour and SFC are each entities formed for the purpose of managing Bresky family interests, including trusts created for their benefit. Steven J. Bresky has sole control over the affairs and investment decisions of each of Seaboard Flour and SFC, including the power to vote or dispose of the shares of Common Stock held by each of them. The principal office of each of Seaboard Flour and SFC is located at 1320 Centre Street, Suite 200, Newton, Massachusetts 02459-2400. The principal office of Steven J. Bresky is located at 9000 West 67th Street, Shawnee Mission, Kansas 66202.

     Steven J. Bresky is a citizen of the United States and serves as the President and Chief Executive Officer of the Company.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.  See Item 4.

Item 4.   Purpose of Transaction.

     Until November 1, 2006, H. Harry Bresky had voting and dispositive power with respect to 899,559.24 shares of the Common Stock, which shares represented approximately 71.3% of the outstanding voting securities of the Company (based on the 1,261,367.24 shares of Common Stock outstanding as of July 31, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 filed with the Securities and Exchange Commission on August 9, 2006). These shares of Common Stock with respect to which H. Harry Bresky had voting and dispositive power included 893,948.24 shares owned by Seaboard Flour, of which H. Harry Bresky was the sole manager.

     On November 1, 2006, H. Harry Bresky resigned as sole manager of Seaboard Flour, and Steven J. Bresky was appointed as his successor. No consideration was exchanged in conjunction with the change of managers of Seaboard Flour. As of such date Steven J. Bresky had voting and dispositive power over 902,097.24 shares of Common Stock of the Company, which shares represent approximately 71.5% of the outstanding voting securities of

       5 OF 9

the Company. These shares of Common Stock included the 893,948.24 shares of Common Stock owned by Seaboard Flour.

     On June 15, 2009, a restructuring of the membership interests of Seaboard Flour was completed. After the restructuring, all of the membership interests in Seaboard Flour continued to be held by trusts for the benefit of members of the Bresky family and a portion of the Bresky family's Common Stock was transferred to SFC, which is owned by members of the Bresky family and trusts for their benefit. At the time of such restructuring and transfers, Steven J. Bresky was, and continues to be, the sole manager of both Seaboard Flour and SFC.

     Following the death of H. Harry Bresky and the settlement of his estate in 2010, Steven J. Bresky had voting and dispositive power over 898,261.24 shares of Common Stock of the Company. Following the creation of a grantor retained annuity trust with Steven J. Bresky as trustee in 2014, Steven J. Bresky had voting and dispositive power over 900,384.24 shares of Common Stock. These changes in ownership by Steven J. Bresky were a result of transfers of shares of Common Stock within the Bresky family.

     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all or a portion of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions.

     In   addition,   the  Reporting  Persons   may   engage   in
communications with one or more stockholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4. (a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purposes, or take any other action with respect to the Common Stock.

Item 5.   Interest in Securities of the Issuer.

     (a) Based on the information contained in the Issuer's Form 10-Q for the quarterly period ended June 28, 2014 filed with the Securities and Exchange Commission on August 5, 2014, there were 1,170,550 shares of Common Stock outstanding as of July 23, 2014. The amount of Common Stock outstanding was reduced by 16,738 shares of Common Stock from the amount outstanding as of April 18, 2014 (as reported by the Issuer in its Form 10-Q for the quarterly period ended June 28, 2014 filed with the Securities and Exchange Commission on May 5, 2014) because of a self-tender offer completed by the Issuer on June 19, 2014. The Reporting Persons together own an aggregate of 900,384.24 shares (or 76.9%) of Common Stock.

     (b) Seaboard Flour has shared voting and dispositive power with Steven J. Bresky, as manager of Seaboard Flour, over 465,825.69 shares of Common Stock; SFC has shared voting and dispositive power with Steven J. Bresky, as manager of SFC, over 428,122.55 shares of Common Stock; Steven J. Bresky, as trustee, has sole voting and dispositive power over 4,651 shares of Common Stock held by a grantor annuity trust; Steven J. Bresky as co-trustee has sole voting and dispositive power with respect to the Reporting Persons over 1,775 shares of Common Stock held by a trust. Steven J. Bresky also owns 10 shares of Common Stock individually.

     As a result of Issuer repurchases of Common Stock, the Reporting Persons' aggregate percentage interest in the Common Stock increased to the following respective amounts in January of each of the following years (based on the amount of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the relevant preceding year): 72.8% in 2008; 74.1% in 2011; and 75.2% in 2013.

       6 OF 9

     (c) During the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common
Stock beneficially owned by the Reporting Persons.

Item    6.      Contracts,   Arrangements,   Understandings    or
Relationships With Respect to Securities of the Issuer.

     Except as described in Item 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

 Exhibit 1 Joint Amended and Restated Joint Filing Agreement, dated October 17, 2014, by and among the Reporting Persons


       7 OF 9


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

                                   SEABOARD FLOUR LLC

                                   By:/s/ Steven J. Bresky
                                     Name:  Steven J. Bresky
                                     Title:  Manager


                                   SFC PREFERRED, LLC

                                   By: /s/ Steven J. Bresky
                                     Name:  Steven J. Bresky
                                     Title:  Manager


                                   /s/ Steven J. Bresky
                                   Steven J. Bresky


                                   Dated:  October 17, 2014

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